Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fourth Quarter and Full Year 2020 Results

LOUISVILLE, KY – March 9, 2021 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the year ended December 31, 2020, including the quarter ended as of the same date.

Rick Mills, Chief Executive Officer, commented “CRI’s fourth quarter results generated positive EBITDA, build upon the successful stabilization of our business during the third quarter of 2020, and evidence the continued momentum towards a return to sustained growth as we and our customers begin to exit the ongoing COVID-19 pandemic. We believe that our implementation of cost control measures and expansion of our business into the Safe Space Solutions marketplace set CRI on a path for return to expansion in 2021 and beyond.”

“During the fourth quarter a resurgence in COVID-19 cases again put pressure on our customers as anticipated re-openings were again delayed; however, as we move through the first quarter of 2021, we experienced a reawakening of many current and potential customers of our digital signage solutions, with a renewed focus on integrating digital technologies into the patron experience as the U.S. prepares for reopening and the easing of government restrictions. We expect that the second half of 2021 will present significant opportunities for CRI as a result of our ability to strengthen the Company’s market perception and competitive position during the COVID-19 pandemic, and significantly improve our balance sheet through activities executed in the first quarter of 2021.”

Mr. Mills continued, “We believe CRI’s suite of Safe Space Solutions product offerings are a clear market leader, and we see continued opportunities for growth for this product line in 2021. The expansion of capabilities we worked to develop alongside our partner InReality have expanded the use cases for these products beyond temperature taking and have generated demand that we believe can be sustained beyond the COVID-19 pandemic.”

2020 Financial Overview

Revenue, gross profit, and gross margin:

●	Revenues were $17.5 million for the year ended December 31, 2020, a decrease of $14.1 million, or 45%, as compared to the same period in 2019.

●	Hardware revenues were $9.0 million for the year ended December 31, 2020, an increase of $0.8 million, or 9.3%, as compared to the prior year, driven by the introduction of the Thermal Mirror and other Safe Space Solutions products which generated approximately $3.1 million in hardware sales during the year. Gross margin on hardware revenue was 30.5% during 2020 as compared to 24.1% during the same period in 2019 due to the shift in mix of hardware revenues from displays to the Thermal Mirror and other Safe Space Solutions products which typically generate higher gross profit on a per unit basis.

●	Services and other revenues were $8.5 million for the year ended December 31, 2020, a decrease of $14.9 million, or 63.8%, as compared to the same period in 2019, driven by reductions in (1) installation services of $4.9 million following a significant increase in suspended, delayed, and cancelled customer projects, initiatives, and capital expenditures as a direct result of the COVID-19 pandemic, and (2) software development services of $8.8 million which included nonrecurrence of approximately $7.9 million of 2019 revenue related to software development and licensing arrangements, Reductions in year over year core digital signage business were partially offset by $0.4 million of services revenue generated from our Safe Space Solutions products during the year ended December 31, 2020 following launch of the suite of products at the end of April 2020.

●	Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services for our traditional digital signage and new Thermal Mirror and Safe Space Solutions product offerings, were $5.4 million for the year ended December 31, 2020, a reduction of $1.2 million, or 18.1%, primarily related to contracts with customers which were partially or permanently closed during the year as a result of the COVID-19 pandemic.

●	Gross profit was $8.1 million for the year ended December 31, 2020, a decrease of $5.6 million, or 41%, compared to the same period in 2019. Consolidated gross margin increased to 46.5% for the year ended December 31, 2020 from 43.5% in the prior year, driven primarily by higher gross profit generated on sales of the Thermal Mirror and Safe Space products.

Operating expenses:

●	For the year ended December 31, 2020 as compared to the same period in the prior year:

●	Sales and marketing expenses decreased by $0.7 million, or 28.5% while research and development expenses decreased by $0.3 million, or 23.4%, each driven by a reduction in employee-related expenses as a result of a combination of headcount reductions, salary reductions implemented for retained personnel, and a reduction in travel-related expenses in the current year including the elimination of participation in industry trade shows.

●	General and administrative expenses increased by $0.2 million in 2020, or 2.2% compared to 2019, driven by:

o	An increase of $0.3 million, or 80%, in non-cash charges related to the amortization of share-based compensation for employee awards; and

o	An increase of $0.6 million, or 289%, in bad debt expenses related to a customer bankruptcy during the year. The Company has entered a settlement agreement with the customer to recover a significant portion of those funds during 2021.

Exclusive of the incremental year-over-year increase in non-cash charges, general and administrative expenses decreased by $0.7 million, or 8%, for the year ended December 31, 2020 as compared to the same period in 2019.

Operating loss, net loss, and EBITDA:

●	Operating loss was $16.1 million for the year ended December 31, 2020 as compared to an operating loss of $0.1 million during the same period in 2019. The operating loss included a non-cash goodwill impairment charge of $10.7 million recorded March 31, 2020. Excluding the impact of the impact of the goodwill impairment charge, operating loss was $5.4 million for the year ended December 31, 2020, representing an increase in operating loss of $5.3 million despite a reduction in year-over-year revenue of $14.1 million during the year.

●	Net loss was $16.8 million for the year ended December 31, 2020 as compared to net income of $1.0 million for the same period in 2019.

●	EBITDA loss was $13.9 million for the year ended December 31, 2020 as compared to EBITDA of $3.2 million the same period in 2019. Adjusted EBITDA loss was $3.2 million for the year ended December 31, 2020, compared to $1.8 million for the same period in 2019. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

o	EBITDA for the second half of 2020 was $0.5 million, highlighting the Company’s continued efforts to control operating expenditures and restructure commitments.

Subsequent events:

●	Payroll Protection Program Loan (“PPP Loan”): On January 11, 2021, we received notice that the full principal amount of the PPP Loan and the accrued interest, representing ~$1.6 million, had been forgiven. Accounting for the forgiveness will be recognized in the Company’s first quarter of 2021.

●	Debt Refinancing: On March 7, 2021, the Company refinanced current debt facilities, which:

o	extends maturity dates on all outstanding secured credit facilities to March 31, 2023;

o	provides an additional $1.0 million of availability under a line of credit;

o	removed the three times liquidation preference of the Company’s special convertible term loan; and

o	extinguished the outstanding obligations owed with respect to a $0.2 million existing disbursed escrow loan in exchange for shares of the Company’s common stock valued at $2.718 per share (the trailing 10-day VWAP as reported on the Nasdaq Capital Market as of the date of execution of the Credit Agreement).

●	Registered Direct Offering: On February 18, 2021, the Company entered into a securities purchase agreement with an institutional investor which provided for the issuance and sale by the Company of 800,000 shares of the Company’s common stock (the “Shares”), in a registered direct offering (the “Offering”) at a purchase price of $2.50 per Share, for gross proceeds of $2.0 million. The net proceeds from the Offering after paying estimated offering expenses were approximately $1.8 million, which the Company intends to use for general corporate purposes. The closing of the Offering occurred on February 22, 2021.

Mr. Mills concluded, “We are proud of the work we have done to prepare the Company for long-term success and are excited about recent customer developments, both those we have previously announced and those we anticipate will come to fruition throughout 2021. We continue to believe that our end-to-end offering has positioned us well within the industry to compete for new and growing opportunities with partners, particularly potential enterprise customers in a variety of key verticals.”

Conference Call Details

The Company will host a webinar to review the results and provide additional commentary about the Company’s recent performance, which is scheduled for Wednesday, March 9, 2021 at 9:00 am Eastern Time.

Prior to the call, participants should register at https://bit.ly/criearnings2020Q4. Once registered, participants can use the weblink provided in the registration email to listen to and view prepared materials via live webcast.  An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use the latest omnichannel technologies to inspire better customer experiences. CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services across more than fifteen diverse vertical markets, including but not limited to Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company operates primarily throughout North America and has active contracts in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on or about March 9, 2021.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2019, and Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves our ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

		Quarters Ended
	Year Ended	December 31,	September 30,	June 30	March 31,
Quarters ended	2020	2020	2020	2020	2020
GAAP net loss	$(16,844)	$(617)	$(585)	$(2,459)	$(13,183)
Interest expense:
Amortization of debt discount	339	85	85	84	85
Other interest, net	683	186	179	176	142
Depreciation/amortization:
Amortization of intangible assets	617	139	161	158	159
Amortization of finance lease assets	20	3	5	5	7
Amortization of share-based awards	617	250	248	100	19
Depreciation of property, equipment & software	837	209	212	216	200
Income tax expense/(benefit)	(158)	(6)	(1)	4	(155)
EBITDA	$(13,889)	249	$304	$(1,716)	$(12,726)
Adjustments
Change in fair value of Special Loan	93	(609)	-	551	151
Gain on settlement of obligations	(209)	(54)	(114)	(1)	(40)
Loss on disposal of assets	13	-	13	-	-
Loss on lease termination	18	18	-	-	-
Loss on goodwill impairment	10,646	-	-	-	10,646
Stock-based compensation – Director grants	102	27	25	19	31
Adjusted EBITDA	$(3,226)	(369)	$228	$(1,147)	$(1,938)

		Quarters ended
	Year Ended	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019	2019
GAAP net income/(loss)	$1,038	$563	$242	$417	$(184)
Interest expense:
Amortization of debt discount	524	105	105	158	156
Other interest, net	306	109	94	55	48
Depreciation/amortization	1,250	378	278	308	286
Income tax expense/(benefit)	93	128	51	(107)	21
EBITDA	$3,211	$1,283	$770	$831	$327
Adjustments
Change in warrant liability	(21)	-	-	(22)	1
Gain on settlement of obligations	(2,051)	(1,632)	(406)	(6)	(7)
Gain on earnout liability	(250)	(250)	-	-	-
Stock-based compensation	447	52	62	291	42
Adjusted EBITDA	$1,336	$(547)	$426	$1,094	$363

5